EXHIBIT 8

                        LASALLE FINANCIAL PARTNERS, L.P.
                                    Suite 500
                             350 E. Michigan Avenue
                            Kalamazoo, Michigan 49007
                             ______________________
                            Telephone (616) 344-4993
                            Facsimile (616) 382-2382


   March 3, 1998

   Mr. Roger P. Weise
   HMN Financial, Inc.
   101 North Broadway
   Spring Valley, Minnesota 55975

   Dear Mr. Weise:

   I am sure you agree that it is in the best interest of the shareholders that both the company and LaSalle Financial Partners be able to communicate with as many shareholders as possible regarding the April 28th annual meeting. Therefore, based on your letter to me of December 11, 1997, we trust you will promptly order a current listing of Non-Objecting Beneficial Owners. We are enclosing a check in the amount of 4136.59, the amount we understand was charged for the last NOBO list, to cover ADP's charges for preparing the new list. Please forward a copy of ADP's invoice to us, and we will make any needed adjustment.

   Frankly, we were surprised to learn that you did not order a NOBO listing as of the record date for HMN's annual meeting. We believe the opportunity for both sides to communicate directly with beneficial owner's of HMN's shares will be essential in determining the outcome of this year's election, and we want to express in the strongest possible way our desire to have access to the names of these holders that can only be requested by you, the corporate issuer.

   If you do not request a new NOBO list, we will be forced to conclude that you fear that if we are able to speak directly with these shareholders we will be successful in persuading them to support our position. We believe that for a truly fair election to be held, all information that facilitates communication with shareholders should be made available to both parties.

   Prompt action on this request is in order, as today is the record date for the annual meeting.

   Sincerely,

   LA SALLE FINANCIAL PARTNERS, L. P.

   /s/ Richard J. Nelson

   Richard J. Nelson
   La Salle Capital Management, Inc.
   General Partner

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